UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


           Under the Securities Exchange Act of 1934 (Amendment No. 5)

                             InvestorsBancorp, Inc.
                             ----------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    461833105
                                    ---------
                                 (CUSIP Number)

                               Phillip J. Hanrahan
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                                 (414) 297-5645
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 25, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------
CUSIP No. 461833105
--------------------

=========== ====================================================================
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     George R. Schonath
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                        (b)  |X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                     BK; PF; 00
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      |_|


----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
----------- --------------------------------------------------------------------
                               7        SOLE VOTING POWER
        NUMBER OF
                                             509,582 (See Item 5)
          SHARES         -------------------------------------------------------

       BENEFICIALLY            8        SHARED VOTING POWER

         OWNED BY                             -
                         -------------------------------------------------------
           EACH                9        SOLE DISPOSITIVE POWER

        REPORTING                            506,122 (See Item 5)
                         -------------------------------------------------------
          PERSON               10       SHARED DISPOSITIVE POWER

           WITH                               -

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     509,582 (See Item 5)

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                                      |_|

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     48.8% (See Item 5)

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     IN
=========== ====================================================================

--------------------
CUSIP No. 461833105
--------------------

=========== ====================================================================
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Schonath Family Partnership, a limited partnership (IRS ID
                    No.: 39-1870998)
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                        (b)  |X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                     BK; PF; 00
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      |_|


----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Wisconsin, United States
----------- --------------------------------------------------------------------
                               7        SOLE VOTING POWER
        NUMBER OF
                                             237,943 (See Item 5)
          SHARES         -------------------------------------------------------

       BENEFICIALLY            8        SHARED VOTING POWER

         OWNED BY                             -
                         -------------------------------------------------------
           EACH                9        SOLE DISPOSITIVE POWER

        REPORTING                            237,943 (See Item 5)
                         -------------------------------------------------------
          PERSON               10       SHARED DISPOSITIVE POWER

           WITH                               -

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     237,943

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                                      |_|

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     22.8%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     PN
=========== ====================================================================

--------------------
CUSIP No. 461833105
--------------------

=========== ====================================================================
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               InvestorsBancorp, Inc. Employees' 401(k) Retirement Plan
                    (IRS ID No.: 39-1995936)
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                        (b)  |X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                     PF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      |_|


----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
----------- --------------------------------------------------------------------
                               7        SOLE VOTING POWER
        NUMBER OF
                                             218,249 (See Item 5)
          SHARES         -------------------------------------------------------

       BENEFICIALLY            8        SHARED VOTING POWER

         OWNED BY                             -
                         -------------------------------------------------------
           EACH                9        SOLE DISPOSITIVE POWER

        REPORTING                            214,789 (See Item 5)
                         -------------------------------------------------------
          PERSON               10       SHARED DISPOSITIVE POWER

           WITH                               -

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     218,249

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                                      |_|

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     20.9%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     EP
=========== ====================================================================

     This Amendment No. 5 to the Schedule 13D originally filed on November 21, 2000 relates to the shares of common stock ("Common Stock") of InvestorsBancorp, Inc., a Wisconsin corporation (the "Company"). The principal executive offices of the Company are located at W239 N1700 Busse Road, Waukesha, Wisconsin 53188-1160. This amendment is filed by the following parties (collectively, the "Reporting Parties"): George R. Schonath, the Schonath Family Partnership, a Wisconsin limited partnership (the "Family Partnership"), and the InvestorsBancorp, Inc. Employees' 401(k) Retirement Plan (the "401(k) Plan").

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended in its entirety to read as follows:

     "To the best of the Reporting Parties' knowledge based on information obtained from the Company, the aggregate number of shares of Common Stock of the Company outstanding as of November 25, 2002, is 1,043,255 shares. For purposes of determining the percentage ownership of the Reporting Parties, the number of warrants (105,000) owned by the Family Partnership and the number of stock options (14,490) owned by George R. Schonath are considered as outstanding shares of Common Stock

     (a) The Family Partnership beneficially owns an aggregate of 237,943 shares of Common Stock, which represents 22.8% of the issued and outstanding shares of Common Stock. George R. Schonath, the Managing General Partner, has sole voting and dispositive power over such shares and is deemed to be the beneficial owner of such shares for purposes of this Schedule 13D. Included in such total are 132,943 shares held directly in the name of the Family Partnership and 105,000 shares which can be purchased upon the exercise of a stock purchase warrant. The stock purchase warrant is currently exercisable, expires on September 6, 2004 and has an exercise price of $7.33 per share.

     George R. Schonath beneficially owns a total of 509,582 shares of Common Stock of the Company, broken down as follows: (i) as indicated in (a) above, he beneficially owns 237,943 shares held by the Family Partnership; (ii) in addition, he beneficially owns 3,200 shares which are registered in his name;
(iii) he also beneficially owns 218,249 shares held in a self-directed 401(k) account as Trustee of the 401(k) Plan; (iv) he holds currently exercisable options to purchase 14,490 shares of Common Stock, 4,150 of which have an exercise price of $6.75 per share and expire on January 2, 2006, 4,400 of which have an exercise price of $7.00 per share and expire on January 2, 2007 and 5,940 of which have an exercise price of $10.10 and expire on January 2, 2008; and (v) he beneficially owns 35,700 shares held by Lake Country Investments, LLC, a Wisconsin limited liability company.

     (b) Mr. George R. Schonath has the sole voting power over 509,582 shares of Common Stock discussed above and has sole dispositive power over 506,122 shares. The difference of 3,460 shares represents shares held by participants in the 401(k) Plan other than George R. Schonath. Mr. Schonath does not have dispositive power with respect to such shares

     All acquisitions of the shares discussed above have been timely reported on Form 4 by George R. Schonath and/or the Family Partnership.

     (c) During the past sixty days, the Reporting Parties effected the following transactions in shares of Common Stock:

                                 Number of Shares   Price Per    Method of
      Purchaser          Date       Purchased         Share       Purchase
---------------------  --------  ----------------   ---------   -------------
George R. Schonath(1)  11/21/02      11,899           $12.67         (2)




1. All shares were purchased by George R. Schonath's self-directed 401(k) account.

2. All shares were purchased via the OTC Bulletin Board through a registered broker-dealer.


          (d)  None.

          (e)  Not Applicable."


                       [Signatures are on the next page.]

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: November 25, 2002.



                                                  George R. Schonath
                                                  ------------------------------
                                                  George R. Schonath

                                                  SCHONATH FAMILY PARTNERSHIP,
                                                    a limited partnership



                                                  By: George R. Schonath
                                                      --------------------------
                                                      George R. Schonath
                                                      Managing General Partner

                                                  INVESTORSBANCORP, INC.
                                                  EMPLOYEES' 401(k) RETIREMENT
                                                  PLAN



                                                  By: George R. Schonath
                                                      --------------------------
                                                      George R. Schonath
                                                      Trustee